Exhibit 99.1

Aesthetic Medical International Reports First Half of 2023 Unaudited Financial Results

Shenzhen, China, September 5, 2023 (GLOBE NEWSWIRE) — Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, announced its unaudited financial results for the six months ended June 30, 2023.

Mr. ZHANG Chen, the Chairman of the Company, commented, “On August 16, 2023, I was honored to be elected as the Chairman of AIH. This was a significant date for us as it marked the successful closure of a series of equity transactions that were initiated on July 20, 2022. As Chairman, I am committed to working closely with our team to ensure that we continue to execute our new strategic initiatives and deliver value to our stakeholders. I am excited to lead AIH during this transformative period and am confident that we will achieve success together. In the first half of 2023, we observed the results of our informatization and digitization efforts. With information technology as our foundation and refined management as our ultimate goal, we have taken the first step towards data accuracy across various departments, which enabled real-time observation and analysis of data from each module in the actual operation of the Company. Our informational and digital transformation initiative aims to identify and address issues in real-time by analyzing data, improving efficiency, and making data-driven decisions.”

Mr. ZHANG Chen continued, “Moving forward, we plan to build upon our informational and digital infrastructure and continue to strengthen our customer relationship management department. By improving the accuracy and segmentation of our data analysis, we can better understand our customers' needs and preferences, and tailor our products and services to meet those needs. We also plan to prioritize talent training, both internally and externally, by implementing a comprehensive training system that emphasizes skill development and career advancement. In addition, we are committed to the standardization of energy-based treatments as the core of our future brand expansion. Our expansion efforts will be centered around a consumer-oriented business plan that emphasizes our commitment to customer satisfaction. Finally, we understand the importance of remaining grounded and building a strong foundation as we navigate the current economic recovery. With these efforts, I am confident that AIH can establish itself as an outstanding enterprise in the future.”

First Half 2023 Financial Highlights

•	Total revenue was RMB319.3 million (USD44.0 million), a decrease of 5.7% from RMB338.6 million in the first half of 2022.

•	Gross profit was RMB151.8 million (USD20.9 million), a decrease of 19.6% from RMB188.7 million in the first half of 2022.

•	Selling, general and administrative ("SG&A") expenses together were RMB159.8 million (USD22.0 million), a decrease of 9.9% from RMB177.3 million in the first half of 2022, and SG&A expenses as a percentage of revenue decreased from 52.4% to 50.0%.

•	EBITDA[1] was RMB22.4 million (USD3.1 million), compared with RMB44.8 million in the first half of 2022.

•	Adjusted EBITDA[1] was RMB26.7 million (USD3.7 million), decreased from RMB58.0 million in the first half of 2022.

1 EBITDA and adjusted EBITDA are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

First Half 2023 Operational Highlights

New and repeat customers

	For the Six Months Ended June 30,
	2022		2023
	Number	% of Total	Number	% of Total	% Change
New Customers	22,284	20.1%	32,685	31.4%	46.7%
Repeat Customers	88,791	79.9%	71,488	68.6%	-19.5%
Total Active Customers	111,075	100.0%	104,173	100.0%	-6.2%

•	As a result of the divestment of treatment centers and the temporary closing of treatment centers in January 2023, the Company recorded a decrease of 6.2% year-on-year in the total active customers.

Number of aesthetic medical treatment cases

	For the Six Months Ended June 30,
	2022		2023
	Number	% of Total	Number	% of Total	% Change
Energy-based Treatments	207,581	71.9%	177,603	69.3%	-14.4%
Minimally Invasive Aesthetic Treatments	51,728	17.9%	43,414	16.9%	-16.1%
Surgical Treatments	16,174	5.6%	22,054	8.6%	36.4%
General healthcare services and other aesthetic medical services	13,034	4.5%	13,378	5.2%	2.6%
Total number of treatment cases	288,517	100.0%	256,449	100.0%	-11.1%

•	As a result of the divestment of treatment centers and the temporary closing of treatment centers in January 2023, the Company recorded a decrease in the number of treatment cases of 11.1% year-on-year.

•	Total number of non-surgical aesthetic medical treatments as a percentage of the total number of aesthetic treatments decreased by 3.6 percentage points.

Average spending per customer

•	Average spending per customer increased by 6.0% from RMB1,174 in the first half of 2022 to RMB1,245 in the first half of 2023, primarily driven by the strategic decision to remove most of the low-price treatment promotions from our service offerings.

First Half 2023 Unaudited Financial Results

	For the Six Months Ended June 30,
(RMB millions, except per share data and percentages)	2022	2023	% Change
Revenue	338.6	319.3	-5.7%
Non-surgical aesthetic medical services	237.1	229.9	-3.0%
Minimally invasive aesthetic treatments	103.8	114.2	10.0%
Energy-based treatments	133.3	115.7	-13.2%
Surgical aesthetic medical services	73.6	57.8	-21.5%
General healthcare services and other aesthetic medical services	27.9	31.6	13.3%
Gross profit	188.7	151.8	-19.6%
Gross margin	55.7%	47.5%	-8.2	p.p.[2]
(Loss) for the period	(3.7)	(11.4)	N.M.	[4]
(Loss) margin	(1.1)%	(3.6)%	N.M.	[4]
EBITDA[3]	44.8	22.4	-50.1%
Adjusted EBITDA[3]	58.0	26.7	-54.0%
Adjusted EBITDA margin	17.1%	8.4%	-8.7	p.p.[2]
Adjusted profit/(loss)[3]	9.5	(7.0)	N.M.	[4]
Adjusted profit/(loss) margin	2.8%	(2.2)%	N.M.	[4]
Basic (loss) per share	(0.07)	(0.08)	-14.3%
Diluted (loss) per share	(0.07)	(0.08)	-14.3%

Notes:

2 p.p. represents percentage points

3 Refer to below “Non-IFRS Financial Measures”

4 N.M. represents not meaningful

Revenue

Total revenue was RMB319.3 million (USD44.0 million), representing a decrease of 5.7% from RMB338.6 million in the first half of 2022, primarily attributable to the divestment of underperforming assets in 2022 as well as the temporary closing of treatment centers in January 2023.

Cost of sales and services rendered

Cost of sales and services rendered was RMB167.5 million (USD23.1 million), representing an increase of 11.7% from RMB149.9 million in the first half of 2022.

Gross profit

Gross profit was RMB151.8 million (USD20.9 million), representing a decrease of 19.6% from RMB188.7 million in the first half of 2022. Gross profit margin was 47.5%, a decrease of 8.2 percentage points from 55.7% in the first half of 2022. The decrease was attributable to the temporary closing of treatment centers in January 2023.

Selling expenses

Selling expenses were RMB105.1 million (USD14.5 million), representing 32.9% of the Company’s total revenue in the first half of 2023, compared with RMB111.7 million in the first half of 2022, which represented 33.0% of the Company’s total revenue of the first half of 2022. Selling expenses as of revenue decreased by 0.1 percentage points year-on-year. The reduction in the selling expenses and its contribution was mainly a result of the Company's strategic reduction of online advertising budgets, as well as the divestment of underperforming assets in 2022.

General and administrative expenses

General and administrative expenses were RMB54.7 million (USD7.5 million), representing a decrease of 16.6% from RMB65.6 million in the first half of 2022, primarily due to the divestment of underperforming assets in 2022 and optimization of the organizational structure and management capacity.

Other gains/(losses), net

Other gains/(losses), net was a loss of RMB3.9 million (USD0.5 million), compared with a profit of RMB1.0 million in the first half of 2022, primarily due to the disposal of one of our subsidiaries.

Loss for the period

As a result of the foregoing, the Company recorded a loss of RMB11.4 million (USD1.6 million) for the first half of 2023, compared with a loss of RMB3.7 million in the first half of 2022. Basic and diluted loss per share were both loss of RMB 0.08 (loss of USD0.01 per share) in the first half of 2023, compared with basic and diluted loss per share of RMB0.07 in the first half of 2022.

Certain Non-IFRS items5

EBITDA for the first half of 2023 was RMB22.4 million (USD3.1 million), compared with RMB44.8 million in the first half of 2022.

Adjusted EBITDA for the first half of 2023 was RMB26.7 million (USD3.7 million), compared with RMB58.0 million in the first half of 2022.

Adjusted profit/(loss) after tax for the first half of 2023 was a loss of RMB7.0 million (USD1.0 million), compared with RMB9.5 million in the first half of 2022.

5 EBITDA, adjusted EBITDA, and adjusted profit/(loss) are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Cash and cash equivalents

Cash and cash equivalents amounted to RMB87.9 million (USD12.1 million) as of June 30, 2023, compared with RMB26.2 million as of June 30, 2022. The increase in cash and cash equivalents was primarily attributable to the private placement offerings to Hawyu (HK) Limited and MY Universe (HK) Limited.

Liquidity and capital resources

The Company had a net current asset of a loss of RMB297.5 million (USD41.0 million) as of June 30, 2023, which included current borrowings of RMB111.9 million.

Recent Developments

Renovation of Shenzhen Pengcheng Hospital and Safe Beauty Initiative Ceremony

The renovation of Shenzhen Pengcheng Hospital's facade, lobby, and energy-based department was completed in July 2023. On the 28th of the same month, the “2023 Aesthetic Medical Industry Safe Beauty Initiative Ceremony” was successfully held. Ms. Hu Qing, Chief Operating Officer of the Company, delivered a speech at the ceremony. She stated that Shenzhen Pengcheng Hospital, as the founding hospital of AIH, has always been at the forefront of the industry and has demonstrative significance in the industry. It is believed that Shenzhen Pengcheng Hospital will continue to prioritize “Safe Beauty” and will constantly improve and innovate to create a new industry service model. The hospital aims to provide more convenient, high-end, and high-quality aesthetic experiences. Ms. Hu emphasized that the Shenzhen Pengcheng Aesthetic Medical Beauty brand upgrade is part of AIH's upgrading, marking an important step towards the modernization of the aesthetic medical industry.

Significant Efforts Made in Medical Safety Control

During the first half of 2023, the Company has made significant efforts in terms of medical safety control. Firstly, AIH has released the first issue of its medical management newsletter, which includes regulations for the practice behavior of institutions and physicians, strengthening the ability to deal with medical emergencies, and improving the management of prophylactic antimicrobial drugs used in surgery. Additionally, AIH has strengthened the safety management of anesthesia for general anesthesia surgery and standardized the content of medical documents. Secondly, AIH has developed operational capacity assessment standards for surgical, minimally invasive, and energy-based treatments for the recruitment of new physicians. Finally, AIH has established a monthly medical institution operation reporting system to better understand the operations of each medical institution under the Company in a timely manner.

Successful Closing of Share Transfer, Conversion of Convertible Note and Issue of Warrants

Reference is made to the press release of the Company filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2022 and form 6-K of the Company filed with the SEC on February 16, 2023 and August 17, 2023 (collectively, “Previous Disclosure”) in relation to, among other, entry into a share purchase agreement, a subscription agreement, a shareholders’ agreement and a cooperation agreement. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Previous Disclosure. On August 16, 2023, the Company has closed its previously announced (i) Share Transfer of an aggregate of 21,321,962 ordinary shares of the Company from Seefar, Jubilee, and Pengai Hospital Management Corporation to Wanda; (ii) issue of a total number of 12,088,808 ordinary shares of the Company to ADV at a conversion price of US dollars equivalent of RMB4.203 per ordinary share; and (iii) issue and allotment of 4,655,386 and 6,423,983 warrants to Seefar and Wanda respectively, which can be converted into one ordinary share per warrant upon exercise.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (USD) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.2513 to USD1.0, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on June 30, 2023.

Non-IFRS Financial Measures

EBITDA represents profit before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude professional fee, share-based payment, loss on disposal of subsidiaries.

Adjusted profit/(loss) represents profit/(loss) for the period, adjusted to exclude professional fee, share-based payment, loss on disposal of subsidiaries.

EBITDA, adjusted EBITDA and adjusted profit/(loss) are non-IFRS financial measures. You should not consider EBITDA, adjusted EBITDA and adjusted profit/(loss) as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. You are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company presents EBITDA, adjusted EBITDA and adjusted profit/(loss) as supplemental performance measures because it believes that such measures provide useful information to the investors in understanding and evaluating the Company’s results of operations, and facilitate operating performance comparisons from period to period and company to company.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that are spread across major cities in mainland China, with a major focus on the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services, and other aesthetic services. For more information regarding the Company, please visit https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Website: https://ir.aihgroup.net

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	30 June	30 June	30 June
	2022	2023	2023
	RMB’000	RMB’000	USD’000
ASSETS
Non-current assets
Property, plant and equipment	361,887	303,848	41,903
Investment properties	-	23,065	3,181
Intangible assets	38,878	36,500	5,034
Investments accounted for using the equity method	5,764	-	-
Prepayments and deposits	18,737	11,434	1,577
Deferred income tax assets	44,299	69,482	9,581
	469,565	444,329	61,276

Current assets
Inventories	28,809	23,710	3,270
Trade receivables	6,075	7,379	1,018
Other receivables, deposits and prepayments	35,194	33,121	4,568
Amounts due from related parties	3,537	2,873	395
Restricted cash	-	2,049	283
Asset held-for-sale	-	1,083	149
Cash and cash equivalents	26,228	87,877	12,119
	99,843	158,092	21,802
Total assets	569,408	602,421	83,078

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	469	873	120
Treasury shares	(2023)	(2023)	(279)
Accumulated losses	(1,064,524)	(1,150,846)	(158,709)
Other reserves	914,864	1,197,885	165,196
	(151,214)	45,889	6,328
Non-controlling interests	(29,479)	(14,025)	(1,934)
Total equity	(180,693)	31,864	4,394

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	30 June	30 June	30 June
	2022	2023	2023
	RMB’000	RMB’000	USD’000
LIABILITIES
Non-current liabilities
Borrowings	72,950	29,545	4,074
Lease liabilities	112,980	85,450	11,784
Convertible note	38,059	-	-

	223,989	114,995	15,858

Current liabilities
Trade payables	44,438	36,414	5,022
Accruals, other payables and provisions	75,936	36,857	5,084
Contingent consideration and consideration payable	6,850	3,592	495
Amounts due to related parties	473	-	-
Contract liabilities	193,209	165,390	22,808
Borrowings	167,232	111,937	15,437
Lease liabilities	29,175	27,391	3,777
Current income tax liabilities	8,799	9,416	1,299
Convertible note	-	64,565	8,904
	526,112	455,562	62,826
Total liabilities	750,101	570,557	78,684

Total equity and liabilities	569,408	602,421	83,078

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	30 June	30 June	30 June
	2022	2023	2023
	RMB’000	RMB’000	USD’000
Revenue	338,594	319,303	44,034
Cost of sales and services rendered	(149,898)	(167,547)	(23,106)

Gross profit	188,696	151,756	20,928
Selling expenses	(111,692)	(105,113)	(14,496)
General and administrative expenses	(65,643)	(54,668)	(7,539)
Finance income	78	78	11
Finance costs	(17,003)	(9,650)	(1,331)
Other gains/(losses), net	998	(3,878)	(535)
(Loss) before income tax	(4,566)	(21,475)	(2,962)
Income tax credit	820	10,124	1,397
(Loss) for the period	(3,746)	(11,351)	(1,565)

Total comprehensive (loss)/income for the period	(3,746)	(11,351)	(1,565)

(Loss)/profit attributable to:
Owners of the Company	(4,621)	(10,078)	(1,390)
Non-controlling interests	875	(1,273)	(175)
(Loss)/profit for the period	(3,746)	(11,351)	(1,565)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	30 June	30 June	30 June
	2022	2023	2023
	RMB’000	RMB’000	USD’000
(Loss)/earnings per share for (loss)/profit attributable to owners of the Company (in RMB per share)
—Basic	(0.07)	(0.08)	(0.01)
—Diluted	(0.07)	(0.08)	(0.01)

Total comprehensive (loss)/income attributable to:
Owners of the Company	(4,621)	(10,078)	(1,390)
Non-controlling interests	875	(1,273)	(175)
Total comprehensive (loss)/income for the year	(3,746)	(11,351)	(1,565)
EBITDA	44,834	22,361	3,084
Adjusted EBITDA	58,033	26,728	3,686
Adjusted profit/(loss)	9,453	(6,984)	(963)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

EBITDA and Adjusted EBITDA	For the Six Months Ended June 30,
	2022	2023	2023
	RMB’000	RMB’000	USD’000
(Loss)/profit before income tax for the period	(4,566)	(21,475)	(2,962)
Adjustments
+ Finance costs	17,003	9,650	1,331
+ Amortization and depreciation	32,397	34,186	4,715
EBITDA	44,834	22,361	3,084

+ Professional fees	2,736	1,476	203
+ Share-based compensation expense	10,463
+ Loss on disposal of subsidiaries		2,891	399
Adjusted EBITDA	58,033	26,728	3,686

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS (CONTINUED)

Adjusted Profit/(Loss)	For the Six Months Ended June 30,
	2022	2023	2023
	RMB’000	RMB’000	USD’000
(Loss)/profit for the period	(3,746)	(11,351)	(1,565)
Adjustments
+ Professional fees	2,736	1,476	203
+ Share-based compensation expense	10,463
+ Loss on disposal of subsidiaries		2,891	399
Adjusted profit/(loss)	9,453	(6,984)	(963)